STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M60851-Z60927	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a VOTE FOR Proposals 1, 2, 3, 4, 5, 6, 7 and 8.		For	Against	Abstain

1.	To approve an amendment to the Company’s Amended and Restated Articles of Association (the “Articles of Association”) to increase the number of directors constituting the Company’s Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to the Articles of Association.	☐	☐	☐

2.	Contingent upon approval of Proposal 1, to elect Ms. Ziva Patir, who also qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999, to serve as the unclassified director of the Company, and to approve the terms of her compensation.	☐	☐	☐

3.	To approve the terms of the compensation of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of the Company:
	3a. Mr. Edward J. Fierko	☐	☐	☐

	3b. Mr. John J. McEleney	☐	☐	☐

	3c. Mr. Clifford H. Schwieter	☐	☐	☐

4.	To approve the terms of up to four (4) grants of options, each consisting of the right to purchase 100,000 ordinary shares, nominal value New Israeli Shekels ("NIS") 0.01 per share, of Stratasys Ltd. ("ordinary shares"), to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, as of the date of the 2013 Annual General Meeting of Shareholders and on the first three (3) anniversaries thereof, provided that he then remains employed as our Chief Innovation Officer.	☐	☐	☐

For address changes/comments, mark here (see reverse for instructions)				☐
		Yes	No
Please indicate if you plan to attend this meeting.		☐	☐

MATERIALS ELECTION
Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials.		☐

		For	Against	Abstain

5.	To approve a cash bonus in an amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reis, our Chief Executive Officer, in respect of his performance for the year ended December 31, 2012, as determined by the Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement.	☐	☐	☐

6.	To approve an increase in the coverage under the Company’s directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers.	☐	☐	☐

7.	To approve an amendment to the Articles of Association to increase the number of authorized ordinary shares from 60 million Ordinary Shares to 180 million ordinary shares and to correspondingly increase the share capital of the Company from NIS 600,000 to NIS 1,800,000.	☐	☐	☐

8.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2013 and until its next annual general meeting of shareholders, and to authorize the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.	☐	☐	☐

NOTE: Upon such other matters as may properly come before the Annual General Meeting (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of Annual General Meeting, dated May 24, 2013, relating to the Annual Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
Annual General Meeting of Shareholders
2:00 p.m. U.S. Central Time
June 21, 2013

Stratasys U.S. Corporate Headquarters
7665 Commerce Way
Eden Prairie, Minnesota 55344

To obtain directions to the Stratasys Corporate Headquarters, the location of the Annual General Meeting of Shareholders, and a map you can visit the Stratasys website, www.stratasys.com, click on "Stratasys" under "Contacts" and click on "Download Map" or contact Investor Relations at:

Stratasys Ltd
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Shane Glenn - Vice President of Investor Relations
Email: shane.glenn@stratasys.com

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement are available at www.proxyvote.com
M60852-Z60927
c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel
PROXY
The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli corporation (the "Company"), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Annual General Meeting of Shareholders of the Company to be held on June 21, 2013 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS FOR CONTROLLING AND INTERESTED SHAREHOLDERS
If you are a controlling shareholder or possess a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of Proposals 2, 3, 4, 5 or 6 and wish to vote "For" or "Against" either such proposal, you should not fill out this proxy card but should instead contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or at shane.glenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares in "street name" (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess such a personal interest, you may also contact the representative managing your account, who could then contact the Company’s Vice President of Investor Relations on your behalf.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side